Registration Statement No. 333-285508

Filed Pursuant to Rule 433

Dated November 7, 2025

NEW ISSUE:

SEC File No. 333-285508 | November 07, 2025

Bank of Montreal's Autocallable Barrier Notes with Memory Coupons Linked to the Least Performing of Two Reference Assets

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)

DATES

Offering Period Closes:	November 14, 2025
Pricing Date:	On or about November 14, 2025
Settlement Date:	On or about November 19, 2025
Valuation Date:	On or about November 15, 2028
Maturity Date:	On or about November 20, 2028
Term:	Approximately 3 Years
Issue:	ARC-5550

REFERENCE ASSETS

The S&P 500® Index (Bloomberg symbol: SPX)

The EURO STOXX 50® Index (Bloomberg symbol: SX5E)

TERMS

Contingent Interest Rate:	Approximately 8.70% of the principal per annum (2.175% per quarter), if payable, unless earlier redeemed.
Call Level:	With respect to each Reference Asset, 100% of its Initial Level
Trigger Level:	With respect to each Reference Asset, 80% of its Initial Level
Coupon Barrier Level:	With respect to each Reference Asset, 80% of its Initial Level
CUSIP/ISIN	06376FWJ4 / US06376FWJ47

TERMS CONTINUED

Contingent Coupons:	If the closing level of each Reference Asset on an Observation Date is greater than or equal to its Coupon Barrier Level, on the corresponding Contingent Coupon Payment Date you will receive (i) a Contingent Coupon (calculated at the Contingent Interest Rate) in respect of that Observation Date and (ii) any previously unpaid Contingent Coupons in respect of any prior Observation Dates pursuant to the Memory Coupon Feature. Please see page 2 hereof for the Contingent Coupon Payment Dates and Observation Dates.
Memory Coupon Feature:	If a Contingent Coupon is not paid on a Coupon Payment Date (other than the Maturity Date) because the closing level of a Reference Asset is less than its Coupon Barrier Level on the related Observation Date, such Contingent Coupon will be paid on a later Contingent Coupon Payment Date if the closing level of each Reference Asset is greater than or equal to its Coupon Barrier Level on the relevant Observation Date.
Automatic Redemption:	Beginning on May 15, 2026, if, on any Observation Date, the closing level of each Reference Asset is greater than or equal to its Call Level, the notes will be automatically redeemed. No further amounts will be owed to you under the Notes.
Call Settlement Date:	If the notes are automatically redeemed, the Contingent Coupon Payment Date immediately following the relevant Observation Date.
Trigger Event:	A Trigger Event will be deemed to occur if the Final Level of any Reference Asset is less than its Trigger Level on the Valuation Date.
Payment Upon Automatic Redemption:	If the notes are automatically redeemed, then, on the Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus any Contingent Coupon otherwise due.

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential to earn periodic income, subject to an automatic redemption, while offering limited downside protection against a slight to moderate decline in the Reference Assets over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Assets over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the preliminary pricing supplement dated November 05, 2025, the Product Supplement dated March 25, 2025, the Prospectus Supplement dated March 25, 2025, and to the Prospectus dated March 25, 2025.

1

CITIGROUP GLOBAL MARKETS INC.

Observation Dates:	Three trading days prior to each scheduled Contingent Coupon Payment Date.
Contingent Coupon Payment Dates:	Interest, if payable, will be paid on the 20th day of each February, May, August, and November (or, if such day is not a business day, the next following business day), beginning on February 20, 2026 and ending on the Maturity Date, subject to the automatic redemption feature.
Payment at Maturity (if held to the Maturity Date):	If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Assets. You will receive $1,000 for each $1,000 in principal amount of the note, unless a Trigger Event has occurred. If a Trigger Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to: $1,000 + [$1,000 x (Percentage Change of the Least Performing Reference Asset)] **This amount will be less than the principal amount of your notes, and may be zero.**
Least Performing Reference Asset:	The Reference Asset that has the lowest Percentage Change.
Percentage Change:	The Percentage Change of each Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level
Initial Level:	With respect to each Reference Asset, the closing level of such Reference Asset on the Pricing Date.
Final Level:	With respect to each Reference Asset, the closing level of such Reference Asset on the Valuation Date.
Principal at Risk:	*Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of any Reference Asset and the Final Level of any Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in "Additional Information" below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision.*
Secondary Market:	The notes will not be listed on any securities exchange. Although not obligated to do so, Citigroup Global Markets Inc. ("Citigroup") (or one or more of our or their affiliates), plans to maintain a secondary market in the notes after the Settlement Date. **Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested.**

2

3The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates.? You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any Contingent Coupon payments, if any. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to any Reference Asset, and if the Final Level of any Reference Asset is less than its Initial Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level.? You may not receive any Contingent Coupons with respect to your notes.? Your notes are subject to automatic early redemption. If the notes are so redeemed, you will not receive any additional Contingent Coupons, and you may not be able to invest the proceeds in a security with a similar return.? Your return on the notes is limited to the Contingent Coupons, if any, regardless of any increase in the level of any Reference Asset.? Whether you receive any Contingent Coupons and your payment at maturity may be determined solely by reference to the least performing Reference Asset, even if any other Reference Assets perform better. ? The payments on the notes will be determined by reference to each Reference Asset individually, not to a basket, and the payments on the notes will be based on the performance of the least performing Reference Asset.? Your return on the notes may be lower than the return on a conventional debt security of comparable maturity.?A higher Contingent Interest Rate or lower Trigger Levels or Coupon Barrier Levels may reflect greater expected volatility of the Reference Assets, and greater expected volatility generally indicates an increased risk of loss at maturity.? Owning the notes is not the same as a hypothetical direct investment in the Reference Assets or a security directly linked to the Reference Assets. ? You will not have any shareholder rights and will have no right to receive any shares of any company included in a Reference Asset at maturity. ? Neither we nor Citigroup have any affiliation with any index sponsor and will not be responsible for any index sponsor's actions.? You must rely on your own evaluation of the merits of an investment linked to the Reference Assets. ? An investment in the notes is subject to risks associated with foreign security markets.? An investment in the notes is subject to risks associated with foreign currency exchange rate risk.? The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer.? Our, Citigroup and our and their affiliates' activities may conflict with your interests and may also adversely affect the value of the notes.? Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party.? The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt.? The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes.? The notes will not be listed on any securities exchange. We, Citigroup or one or more of our or their affiliates may offer to purchase the notes in the secondary market, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.? We, Citigroup and our or their affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity.Selected Risk Considerations:

Hypothetical Calculations for the Payment at Maturity:

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically redeemed. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00, a hypothetical Trigger Level of 80.00 for each Reference Asset (80.00% of the hypothetical Initial Level), a hypothetical Call Level of 100.00 (100.00% of the hypothetical Initial Level), a range of hypothetical Final Levels and the effect on the payment at maturity.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically redeemed, the actual cash amount that you will receive at maturity will depend upon the Final Level of the Least Performing Reference Asset. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus any Contingent Coupons otherwise due.

These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes.

Hypothetical Final Level of the Least Performing Reference Asset	Hypothetical Final Level of the Least Performing Reference Asset Expressed as a Percentage of its Initial Level	Payment at Maturity (Excluding Coupons)
200.00	200.00%	$1,000.00
180.00	180.00%	$1,000.00
160.00	160.00%	$1,000.00
140.00	140.00%	$1,000.00
120.00	120.00%	$1,000.00
100.00	100.00%	$1,000.00
90.00	90.00%	$1,000.00
80.00	80.00%	$1,000.00
79.99	79.99%	$799.90
60.00	60.00%	$600.00
40.00	40.00%	$400.00
20.00	20.00%	$200.00
0.00	0.00%	$0.00

4

Additional InformationThe notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Insurance Corporation or by any other U.S. or Canadian governmental agency or instrumentality.The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.Neither the U.S. Securities and Exchange Commission (the "SEC"), nor any state securities commission, has reviewed or approved these notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement, prospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before youinvest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed withthe SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting the SEC's web site at http://www.sec.gov. Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by calling its agent toll-free on 1-877-369-5412 or emailing investor.solutions@bmo.com.The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Issuer's preliminary pricing supplement dated November 05, 2025 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Information about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.govas follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):?Preliminary Pricing Supplement dated November 05, 2025:https://www.sec.gov/Archives/edgar/data/927971/000121465925016002/i115250fwp.htm?Product Supplement dated March 25, 2025:https://www.sec.gov/Archives/edgar/data/927971/000121465925004743/b324250424b2.htm?Prospectus Supplement and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htmOur Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the "Issuer," "we," "us" or "our" refers to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or disposition of the notes.We urge you to carefully read the section entitled "U.S. Federal Tax Information" in the accompanying pricing supplement,the section entitled "Supplemental Tax Considerations?Supplemental U.S. Federal Income Tax Considerations" in the accompanying product supplement, the section "United States Federal Income Taxation" in the accompanying prospectus and the section entitled "CertainIncome TaxConsequences" in the accompanying prospectus supplement, in each case, to which this term sheet relates.You should consultyour tax advisor about your own tax situation.5